Great Basin Scientific, Inc.

1441 South 3850 West

Salt Lake City, UT 84120

February 18, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin, Ms. Amanda Ravitz and

Mr. Jay Mumford

Re:	Great Basin Scientific, Inc.

Registration Statement on Form S-1

Filed January 20, 2015

File No. 333-201596

Dear Ms. Breslin, Ms. Ravitz and Mr. Mumford:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 10, 2015 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing with the Commission by EDGAR transmission and by Federal Express an amended draft of the Registration Statement (the “Amendment”). The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.

Prospectus Cover Page

Comment No. 1:

1.

We note the prospectus cover page indicates the underwriters are selling the units on a “best efforts basis.” However, the cover page also contains language that is typically used in connection with firm commitment underwritten offerings, such as the delivery date of the securities being offered. Please revise to clarify the nature of the offering. Also, it is unclear how certain aspects of this offering, including the date of the offering, will occur on a best efforts basis. For example, you reference certain events to occur on dates such as “nine months after the date of this offering” and “15 days after the Separation Trigger Date.” Please revise to clarify, as it is

Securities and Exchange Commission

February 18, 2015

unclear if these occurrences will be measured from the date the offering starts, the dates the securities are sold, the termination date of the offering, or otherwise. Finally, please revise to disclose the termination date of the offering.

Response to Comment No. 1:

In response to the Staff’s comment, we have updated the disclosure to clarify the nature of the offering being on a “best efforts basis.” In addition, in response to the Staff’s comment, we have updated how certain aspects of this offering, including the date of the offering, will occur on a best efforts basis. Finally, in response to the Staff’s comment, we have revised the disclosure to include language relating to the termination of the offering.

Comment No. 2:

2.	Please include in your prospectus all information that may not be omitted in reliance on rule 430A. For example, we note you have not included the number of units and the number of Series C Warrants to be offered. The principal amount of securities to be offered (i.e., the volume) is not considered price-related information for purposes of rule 430A. Please revise accordingly. For guidance, please refer to Item 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission’s website.

Response to Comment No. 2:

In response to the Staff’s comment, we have revised the disclosure to include all the information that may not be omitted in reliance on rule 430A, including the principal amount of securities to be offered.

* * *

Please contact the Company’s counsel, David Marx, Esq. of Dorsey & Whitney LLP, at (801) 933-7363 or Ryan Ashton at the Company at (801) 990-1055 if you have any questions with respect to this letter.

Thank you very much for your assistance in this matter.

Very truly yours,

GREAT BASIN SCIENTIFIC, INC.

/s/ RYAN ASHTON
Ryan Ashton
Chief Executive Officer

cc:	David Marx, Esq.